[Wilson Sonsini Goodrich & Rosati, P.C. letterhead]

September 30, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, DC 20549

Re:	Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2019
Form 8-K filed on August 6, 2019
Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we have attached the Company’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated September 24, 2019 relating to the Company’s filings listed above.
If you should have any questions regarding the Company’s response, please contact the undersigned at (512) 338-5439.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta

J. Robert Suffoletta, Esq.

CC:    Tara Harkins, Securities and Exchange Commission
J. Eric Bjornholt, Microchip Technology Incorporated
David Sadler, Microchip Technology Incorporated

MICROCHIP TECHNOLOGY INCORPORATED
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENT
AS SET FORTH IN THE STAFF’S LETTER DATED SEPTEMBER 24, 2019

This memorandum sets forth the response of Microchip Technology Incorporated (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated September 24, 2019 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2019 and the Company’s Form 8-K filed on August 6, 2019.
This memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comment in bold typeface before its response.
Form 8-K filed on August 6, 2019
Exhibit 99.1, page 1

1.
Please refer to comment two of our letter dated November 20, 2018. We note that your earnings releases continue to present the measure “non-GAAP net sales” which is adjusted for the impact of changes in distributor inventory levels even though you agreed to remove the measure in your filings for periods beginning after December 31, 2018. As such, we reissue the comment. Please revise all future filings to remove references to non-GAAP net sales since non-GAAP measures that reflect the impact of changes in distributor inventory levels substitute individually tailored revenue recognition and measurement methods for those of GAAP and do not comply with the guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Microchip Response:
In response to the Staff’s comment, in future filings, the Company will remove disclosures of non-GAAP net sales amounts.

Microchip Technology Incorporated

By: /s/ J. Eric Bjornholt

J. Eric Bjornholt,
Chief Financial Officer

September 30, 2019